UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

August 24, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.	09625U109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

5,192,232(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

5,192,232(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,192,232(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

14.0%(2)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* See Item 5.

[1]	Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.
[2]
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 37,049,876 Common Units outstanding as of July 28, 2016 as reported in the Partnership's Form 10-Q filed on August 3, 2016.

CUSIP NO.	09625U109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Torchlight Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

5,192,232(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

5,192,232(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,192,232(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

14.0%(2)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*  See Item 5.

Explanatory Note

This Amendment No. 9 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the Common Units of Blueknight Energy Partners, L.P., a Delaware master limited partnership (the "Partnership") filed December 16, 2010 by MSD Capital, L.P. and MSD Torchlight, L.P. with the Securities and Exchange Commission (the "Commission"), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 23, 2010, Amendment No. 2 to the Schedule 13D filed January 24, 2011, Amendment No. 3 to the Schedule 13D filed March 2, 2011, Amendment No. 4 to the Schedule 13D filed March 21, 2011, Amendment No. 5 to the Schedule 13D filed April 29, 2011, Amendment No. 6 to the Schedule 13D filed November 2, 2011, Amendment No. 7 to the Schedule 13D filed December 2, 2011, and Amendment No. 8 to the Schedule 13D filed June 8, 2012 by MSD Partners, L.P., formerly MSDC Management, L.P. (as amended, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 2. Identity and Background.

Items 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this Amendment to Schedule 13D are MSD Partners, L.P., a Delaware limited partnership ("MSD Partners"), and MSD Torchlight Partners, L.P., a Delaware limited partnership ("MSD Torchlight"). MSD Partners and MSD Torchlight are collectively referred to herein as the "Reporting Persons."

MSD Torchlight is the record and direct beneficial owner of the Common Units covered by this statement.  MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by MSD Torchlight.  MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners.  Each of Glenn R. Fuhrman and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 26, 2016, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

	A.	MSD Partners, L.P.

(a)
As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 5,192,232 Common Units (which includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units), representing 14% of the Partnership's outstanding Common Units 37,049,876 Common Units outstanding as of July 28, 2016 as reported in the Partnership's Form 10-Q filed on August 3, 2016).

		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 5,192,232

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 5,192,232

B.	MSD Torchlight Partners, L.P.

(a)
As of the date hereof, MSD Torchlight Partners, L.P. beneficially owns, in aggregate, 5,192,232 Common Units (which includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units), representing 14% of the Partnership's outstanding Common Units 37,049,876 Common Units outstanding as of July 28, 2016 as reported in the Partnership's Form 10-Q filed on August 3, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 5,192,232

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 5,192,232

C.	MSD Partners (GP), LLC

(a)
As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 5,192,232 Common Units (which includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units), representing 14% of the Partnership's outstanding Common Units 37,049,876 Common Units outstanding as of July 28, 2016 as reported in the Partnership's Form 10-Q filed on August 3, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 5,192,232

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 5,192,232

D.	Glenn R. Fuhrman

(a)
As of the date hereof, Glenn R. Fuhrman beneficially owns, in aggregate, 5,192,232 Common Units (which includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units), representing 14% of the Partnership's outstanding Common Units 37,049,876 Common Units outstanding as of July 28, 2016 as reported in the Partnership's Form 10-Q filed on August 3, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 5,192,232

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 5,192,232

E.	Marc R. Lisker

(a)
As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 5,192,232 Common Units (which includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units), representing 14% of the Partnership's outstanding Common Units 37,049,876 Common Units outstanding as of July 28, 2016 as reported in the Partnership's Form 10-Q filed on August 3, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 5,192,232

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 5,192,232

Item 5(c) is hereby amended and supplemented as follows:

On August 24, 2016 MSD Torchlight sold 318,654 Common Units at a price of $5.8 in an open market transaction for an aggregate price of $1,848,193.2.  On August 25, 2016 MSD Torchlight sold 1,900 additional Common Units at a price of $5.7739 in an open market transaction for an aggregate price of $10,970.41.  Other than transactions described in this Amendment, there were no transactions in the Shares that were effected in the past sixty days by the Reporting persons.

Item 7.	Material to be filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated August 26, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2016

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Exhibit 99.1
JOINT FILING AGREEMENT

August 26, 2016

The undersigned hereby agree as follows:
(i)       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  August 26, 2016

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager